UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 18, 2002

Bruce M. Gack
Vice President
and Assistant General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Re: The Kroger Co.
Incoming letter dated February 19, 2002

Dear Mr. Gack:

This is in response to your letter dated February 19, 2002 concerning the shareholder proposal submitted to Kroger by the AFSMCE Employees Pension Plan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Gerald W. McEntee
International President
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington, DC 20036-5687

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

February 19, 2002
Via Airborne Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20547

RE: Shareholder Proposal of AFSCME

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 2, 2002, from AFSCME Employees Pension Plan to The Kroger Co., along with a shareholder proposal (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The Proposal seeks to amend Kroger's Regulations (Bylaws) to require the Board of Directors to constitute a committee of shareholders (the "Committee") and to meet with the Committee, under certain circumstances.

Kroger intends to mail to shareholders, on or about May 10, 2002, its definitive proxy statement and form of proxy (the "Proxy Materials") in connection with its 2002 Annual Meeting. That meeting currently is scheduled to be held on June 27, 2002. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(1), (3), (4), (7), and 14a-9, and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. To the extent Kroger's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(7) because it deals with a matter relating to Kroger's ordinary business operations.

The Proposal seeks to legislate to the Board of Directors the manner in which Kroger deals with its shareholders. Indeed, Kroger routinely discusses with shareholders, through its Investor Relations and Public Affairs departments, issues of interest to shareholders. Members of Kroger senior management meet with shareholders, including the proponent of the prior proposals referred to by the Proponent in its supporting statement (the "Prior Proposals"), to discuss proposals and other matters of interest to those shareholders. In Exchange Act Release No. 34-40018, the Commission stated that the application of Rule 14a-8(i)(7) requires case-by-case analysis, taking into account such factors as the nature of the proposal and the circumstances of the company at which it is directed. It is intended to avoid micro-management by shareholders. *PG&E Corporation* (January 27, 2000); *The Walt Disney Company* (October 18, 1999); *American Home Products* (January 9, 1987).

Yet this precisely is what the Proposal seeks to do. By requiring the Board of Directors to meet with a shareholder Committee to discuss shareholder proposals and *"other issues of interest to members of the Committee"*, the Proponent legislates, through the use of an amendment to Kroger's Regulations, micro-management of Kroger by a select group of shareholders.

The Staff consistently has permitted issuers to exclude proposals relating to the establishment of committees to review ordinary business matters. *E*TRADE Group, Inc.* (October 31, 2000); *NYNEX Corporation* (January 24, 1990); *Mobil Corporation* (February 13, 1989). The purpose of the Committee is to discuss with the Board of Directors "shareholder proposals and other issues of interest to members of the Committee" without regard to how mundane or ordinary those issues may be. Although portions of the Proposal may fall outside of the scope of ordinary business operations, it has been the practice of the Division of Corporation Finance to not permit proponent revisions under Rule 14a-8(i)(7). As a result, if any portion of a proposal could be excluded because it relates to the registrant's ordinary business operations, the entire proposal may be excluded. *Adobe Systems Incorporated* (February 1, 2002); *International Business Machines Corporation* (January 21, 2002); *E*TRADE Group, Inc.* (October 31, 2000). The Proposal provides for the Committee to discuss "other issues of interest" and therefore deals in part with Kroger's ordinary business operations.

Further, the Staff consistently has held that the ordinary business operations exclusion applies to matters concerning shareholder relations. *AmSouth Bancorp* (January 15, 2002); *Niagara Mohawk Holdings, Inc.* (March 5, 2001); *Chevron Corporation* (February 8, 1998); *Tucson Electric Power Company* (February 12, 1997); *U.S. West Inc.* (September 21, 1993); *Minnesota Power & Light Company* (March 12, 1992).

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rule 14a-8(i)(7).

B. The Proposal is properly excludable under Rule 14a-8(i)(4) because it seeks to further special interests not shared by other shareholders at large.

If adopted, the Proposal would require the Board of Directors to meet with a Committee to discuss "the subject matter of the Proposal and ***other issues of interest to the members of the Committee.***" [emphasis added]. By its very nature, the Proposal seeks to further special interests of individual shareholders who may become members of the Committee.

The Proposal limits neither the constituency of the Committee, nor the subject of matters that are to be discussed with the Board of Directors. Effectively, the Proposal creates a mechanism by which shareholders can further their own special interests at the expense of all other shareholders. As provided in the Proposal, if constituted the Committee will meet with the independent members of the Board of Directors at least two times. Kroger will be required to pay the expenses of the members of the Board of Directors, in addition to meeting fees currently equal to $1,500 per independent Board member (of which there are 14 at present), in order to comply with the Proposal. Kroger should not be required to expend financial resources to further the special interests of a select group of shareholders.

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rule 14a-8(i)(4).

C. The Proposal is properly excludable under Rules 14a-8(i)(3) and 14a-9 because it is in violation of the proxy rules for containing false or misleading statements.

The Staff previously has determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Wal-Mart Stores, Inc.* (April 2, 2001); *Philadelphia Electric Company* (July 30, 1992).

In particular, the Proposal is vague and misleading in the following respects:

1. The Proponent's supporting statement is misleading by stating "Kroger's board has not taken any steps toward declassification." This statement mischaracterizes the Board's response to the Prior Proposals, and leads shareholders to wrongly believe that Kroger's Board has the power to change the manner in which members of the Board of Directors are elected. As outlined below, only the shareholders can take the action requested in the Prior Proposals.

   The Proposal falsely leads shareholders to conclude that the Board of Directors has breached its fiduciary duties to shareholders by not taking steps to declassify the Board even though shareholders have adopted the Prior Proposals requesting the Board to do so. In fact, each time the Prior Proposals have been adopted by shareholders, the Board of Directors has met, consulted with outside advisors, and reconsidered whether or not the Prior Proposals were in the best interests of shareholders and other affected constituents. Each time the Board, in the exercise of its fiduciary responsibilities, has concluded that no further action was appropriate.

   Notwithstanding the foregoing, had the Board concluded otherwise, the Board is without authority to implement the Prior Proposals, as only shareholders can change the manner in which members of the Board are elected. As a result, the Proponent's supporting statement serves only to impugn the character of the Board of Directors by implying that they are not responsive to shareholders.

2. The Proposal seeks to amend Kroger's regulations to appoint a committee of shareholders if the Board of Directors "does not take the action requested in the [p]roposal." The Proposal, however, does not make clear what constitutes *action* on the part of the Board. In its supporting statement, the Proponent refers to the Prior Proposals submitted to declassify Kroger's Board of Directors as the genesis for the Proposal. In the case of the Prior Proposals, only the shareholders can change the methodology for electing Directors by amending the regulations in accordance with Section 1701.11(A) of the Ohio Revised Code (the "Code"). The Proposal seems to require the constitution of a Committee any time a precatory proposal is not implemented by the Board. However, the Proposal does not indicate how or why a Committee is to be formed in the event that a precatory shareholder proposal, such as the Prior Proposal, is beyond the authority of the Board to implement under Ohio law.

3. For the same reasons identified in paragraph 2 above, the Board may be unable to determine when the Committee, if formed, could be abolished. Under circumstances as identified in the Proponent's supporting statement, the Board lawfully is incapable of taking the requested action and therefore the Committee would remain in perpetuity.

4. The Proposal requires the Board to constitute the Committee, comprised of a proponent and all other interested shareholders. However, the Proposal provides no guidance on how the Committee is to be selected, by whom it is to be selected, and whether notice of the formation of the Committee must be provided to all shareholders, soliciting their interest.

5. The Proposal is vague and ambiguous regarding those steps the Board must take in the event subsequent proposals would require the formation of a Committee, even though an existing Committee remained in place. Would the "new" proponents simply become members of the existing Committee, or would additional Committees be formed?

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rules 14a-8(i)(3) and 14a-9.

D. The Proposal is properly excludable under Rule 14a-8(i)(1) because it is not the proper subject for action by shareholders under Ohio law.

Kroger is incorporated in the State of Ohio. Section 1701.59(A) of the Code provides that "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of the directors..." This statute gives the Board of Directors the exclusive authority and discretion, subject to authorization by shareholders in circumstances required by law, the articles, or the regulations, to manage the business and affairs of Kroger. This would include the formation of committees, including the Committee, and the determination of the number of meetings of the Board of Directors and with whom the Board should meet.

The Proposal, styled as an amendment to Kroger's regulations, neither requires nor authorizes action to be taken by shareholders. Rather, it mandates the Board to take action. As a result, it falls outside of the application of Section 1701.59(A) of the Code.

Section 1701.11 of the Code provides for the adoption and amendment by the shareholders of regulations for the government of Ohio corporations. Section 1701.11(B)(10) of the Code provides that regulations may be adopted for "[d]efining, limiting, or regulating the exercise of the authority of the corporation, the directors, the officers, or all of the shareholders." Regulations adopted under Section 1701.11 of the Code can limit the authority of the Board of Directors to take action under certain circumstances. They cannot, however, usurp the authority of the Board of Directors and force the Board to take actions in managing the business and affairs of the corporation that it otherwise would not take. Section 1701.11 does not contemplate or permit the amendment of regulations to mandate Board action.

Ohio law also is quite specific about the manner in which shareholders may act. Section 1701.39 provides for actions at annual meetings of shareholders, and Section 1701.54 provides for action by written consent. Nothing in Ohio's Code contemplates action by committees that represent shareholder interests. Indeed, the only legitimate representatives of shareholders are the lawfully elected Board of Directors.

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rule 14a-8(i)(1).

E. Conclusion

For each of the foregoing reasons, the Proposal may be excluded from the Proxy Materials. If you have any questions or comments regarding this matter, please contact me at (513) 762-1482.

Very truly yours,

Bruce M. Gack

cc. Michael Zucker, AFSCME

EXHIBIT A

AFSCME®

American Federation of State, County and Municipal Employees, AFL-CIO

1625 L Street, N.W., Washington, D.C. 20036-5687
Telephone: (202) 429-1000
Fax: (202) 429-1293
TDD: (202) 659-0446
Website: http://www.afscme.org

January 2, 2002

Mr. Paul Heldman, Corporate Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Heldman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2001 proxy statement of The Kroger Co. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 7269 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,

GERALD W. McENTEE
International President

GWMcE:mas

RESOLVED, that the shareholders of The Kroger Co. ("Kroger" or the "Company"), pursuant to Title XVII, section 1701.11 of the Ohio Revised Code and article VII of the bylaws, hereby amend the bylaws to add the following:

"ARTICLE VIII MAJORITY VOTES ON SHAREHOLDER PROPOSALS

If a proposal (the "Proposal") submitted by a shareholder for a vote at a meeting of shareholders, whether pursuant to Rule 14a-8 of the Securities and Exchange Commission or otherwise, or for shareholder action by written consent without a meeting, receives a majority of the votes cast (a "Majority Vote"), and the Board of Directors (the "Board") does not take the action requested in the Proposal (or, in the case of a Proposal seeking a charter amendment, does not resolve to submit such amendment to shareholders, and recommend in favor of its approval, at the next meeting) within 180 days of the meeting at which the vote was obtained or the date on which the requisite number of consents were delivered to the Company, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal and other issues of interest to the members of the Committee; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board of Directors shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

SUPPORTING STATEMENT

In 1999, 2000 and 2001, a majority of Company shareholders voting on the matter supported a shareholder proposal seeking declassification of the Company's board. As of December 19, 2001, Kroger's board has not taken any steps toward declassification. Kroger explained in a letter to the Council of Institutional Investors dated October 9, 2001 that the board believes maintaining the current structure is in the "best interests of shareholders and other affected constituents."

We are disappointed that Kroger's board appears to believe that it knows better than shareholders what is in shareholders' best interest. The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decision making power, but to improve that decision making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

STATE STREET.
For Everything You Invest In™

2001 DEC 17 AM 10: 38

Specialized Trust Services
STS - JQB7N
200 Newport Avenue
Quincy, Massachusetts 02171

December 12, 2001

Mr. Charles Jurgonis
Director of Financial Services
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036

Re: Verification of Beneficial Ownership for **KROGER COMPANY**

Dear Mr. Jurgonis,

This is to confirm that according to the records of State Street Corporation, the AFSCME Employees Pension Plan is currently the beneficial owner of 7269 shares of Kroger Company stock, and has held that amount since December 1, 1999. The AFSCME Employees Pension Plan has held shares valued at $2,000 or more of Kroger Company stock on a continuous basis since December 1, 1999.

Sincerely,

William C. Collins
Assistant Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 19, 2002

The proposal would amend Kroger's bylaws to provide for the creation of a shareholder committee to communicate with the Board regarding the subject matter of shareholder proposals that are approved and not acted upon, as well as "other issues of interests to the members."

There appears to be some basis for your view that Kroger may exclude the proposal under Rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., communications with management on matters related to Kroger's ordinary business operations). Accordingly, we will not recommend enforcement action to the Commission if Kroger omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel